FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                March 21 2005


                            BRITISH ENERGY GROUP PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                    Peel Park
                              East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1          RNS Announcement, re: 'Directorate Change'   dated 21 March 2005




21 March 2005


BRITISH ENERGY

BOARD CHANGE


British Energy Group plc announces that Mike Alexander has stepped down as Chief Executive and resigned as a Director of the company. Bill Coley, previously a non-executive Director, is being appointed as Chief Executive.


Adrian Montague, Chairman of British Energy, said:


"We would like to record our appreciation to Mike Alexander for seeing the company through our complex and difficult restructuring. Now that he has re-listed the company and laid the groundwork for the operational and cultural rebuilding of British Energy, he has decided to seek a new challenge elsewhere. We are fortunate that Bill Coley has taken on this challenge as he has outstanding qualities for the job."


Bill Coley was appointed as a non-executive director in June 2003 and is Chairman of the company's Nuclear Performance Review Committee. That year, he retired from the Board of Directors of Duke Energy and as Group President of Duke Power, a regulated power generation, transmission and distribution division of the major US utility where he had a 37-year career. Bill Coley, who has a BSc in Electrical Engineering, started his career with Duke as a junior engineer at the Marshall Steam Station in 1966. After holding a range of engineering and operating positions in Duke, he became Senior Vice President, Power Delivery in 1988. He was elected to Duke Power's Board of Directors in 1990, and was Group President of Duke Power from 1997 to February 2003. He is also a non-executive director of Peabody Energy and CT Communications Inc. (both publicly traded companies).


Contact:


Andrew Dowler                    020 7831 3113        (Media Enquiries)

John Searles                     01506 408 715        (Investor Relations)


Notes to editors


1.No further details remain to be disclosed under chapter 16.4 of the FSA
  Listing Rules


2.Statements relating to output forecasts and the Performance Improvement
  Programme contained in the Prospectus issued on 29 November 2004 remain valid.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  21 March 2005                       BRITISH ENERGY GROUP PLC

                                           By:____John Searles____

                                           Name:  John Searles
                                           Title: Director - Investor Relations